Exhibit 1.01

Conflict Minerals Report of URBAN OUTFITTERS, INC.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Urban Outfitters, Inc. (“Urban Outfitters,” “we,” “us” or “our”) for the calendar year ended December 31, 2015 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

1.	Introduction

The intent of this Conflict Minerals Report (“CMR”) is to describe the measures Urban Outfitters has taken to exercise due diligence on the source and chain of custody of certain minerals in our products manufactured during the 2015 calendar year.

Urban Outfitters is a portfolio of global consumer brands that offer lifestyle-oriented general merchandise and consumer products. Urban Outfitters’ retail operations consist of the aggregation of six brands: “Anthropologie,” “Bhldn,” “Free People,” “Terrain,” “Urban Outfitters” and “Vetri Family.” Urban Outfitters also operates a wholesale division that sells its products to better department stores and specialty retailers worldwide.

Urban Outfitters contracts to manufacture products that may contain gold, tantalum, tin and tungsten (“3TG”), such as apparel, footwear, accessories and home furnishings. As these materials are necessary to its products, Urban Outfitters is dedicated to tracing the origin of these metals to ensure its sourcing practices do not support conflict or human rights abuses in the Democratic Republic of the Congo (“DRC”) or surrounding countries (the “Covered Countries”). In order to manage the scope of this risk, Urban Outfitters relies on its suppliers to provide information on the origin of the 3TG contained in the components and materials supplied to it, including sources of 3TG that are supplied to Urban Outfitters from sub-tier suppliers.

2.	Reasonable Country of Origin Inquiry Information

Our conflict minerals due diligence process began with a “reasonable country of origin inquiry” or “RCOI”. We designed our RCOI in good faith to determine the origin of conflict minerals that are necessary to the functionality or production of products that we contract to manufacture. To conduct the RCOI, Urban Outfitters engaged its Tier 1 suppliers (“Suppliers”) to collect information regarding the presence and sourcing of 3TG used in the products supplied to Urban Outfitters using the Conflict-Free Sourcing Initiative’s (“CFSI”) Conflict Minerals Reporting Template (“CMRT”). Information was collected and stored using an online platform provided by a third-party service provider (the “Service Provider”). Our Supplier engagement included the following steps:

•	We sent an introductory email to our Suppliers describing our Conflict Minerals Compliance Program and requesting information regarding the sourcing of our Suppliers’ materials with the ultimate goal of identifying 3TG smelters or refiners (“SORs”) and associated mine countries of origin.

•	Our Suppliers were also introduced to the Conflict Minerals Supplier Resource Center (https://conflictmineralresources.com), an educational tool provided by our Service Provider to facilitate a deeper understanding of our Conflict Minerals Compliance Program, supporting regulation and frequently asked questions concerning conflict minerals tracing.

•	Following the initial introduction to the program and information request, up to ten reminder emails were sent to each non-responsive Supplier.

•	Our Service Provider contacted Suppliers who remained non-responsive by telephone and offered assistance. This assistance included, but was not limited to, providing further information about our Conflict Minerals Compliance Program, explaining why the information was being collected, explaining how the information would be used and clarifying how the needed information could be provided.

•	If, after these efforts, a Supplier still did not provide the requested information, an escalation process was initiated. As needed, employees of Urban Outfitters contacted non-responsive Suppliers to request their participation in our Conflict Minerals Compliance Program.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Our Service Provider undertook additional outreach to attempt to resolve the following types of quality concerns:

•	One or more SORs were listed for an unused metal;

•	SOR information was not provided for a used metal, or SOR information provided was not for a verified metal processor according to the Service Provider’s database;

•	Supplier answered “yes” to sourcing from the DRC or a Covered Country, but none of the SORs listed are known to source from that region;

•	Supplier indicated that they have not received conflicts mineral data for each metal from all relevant suppliers;

•	Supplier indicated they have not identified all of the SORs used or provided all applicable SOR information received, and

•	Supplier indicated 100% of the 3TG for the relevant products originates from scrap or recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

A total of 447 Suppliers were contacted as part of our RCOI process. The response rate among these Suppliers was 92%. Of these responding Suppliers, 4% indicated one or more 3TG as necessary to the functionality or production of the products they supply to Urban Outfitters.

3.	Due Diligence

a.	Design Framework

Urban Outfitters conducted due diligence on the source and chain of custody of the conflict minerals identified in its RCOI based on the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements (“OECD Guidance”).1 The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of Urban Outfitters’ program design are discussed below. These are not, however, all of the discrete procedures of the program that Urban Outfitters has put in place to help ensure that the 3TG contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps.

b.	Selected Elements of Design Framework

i.	Step One: Establish strong company management systems

•	We adopted a conflict minerals policy that is publicly available at www.urbn.com/investor-relations (follow the “Conflict Minerals Policy” link in the Responsible Sourcing section of our website).

•	We assembled an internal team to support supply chain due diligence.

•	We established a system of controls and transparency over our mineral supply chain.

ii.	Step Two: Identify and assess risk in the supply chain

•	Our Service Provider reviewed the list of SORs provided by our Suppliers and compared this list against the list of compliant or the equivalent SORs published in connection with CFSI’s Conflict-Free Smelter Program, the London Bullion Market Association’s (“LBMA”) Good Delivery List and the Responsible Jewellery Council’s (“RJC”) Chain-of-Custody Certification.

•	Through our work with our Service Provider, we are engaging with SORs to obtain mine of origin information and to assess whether those SORs have carried out reasonable due diligence regarding their use of minerals from conflict-affected and high-risk areas.

[1]	OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

iii.	Step Three: Design and implement a strategy to respond to identified risks

•	We regularly report the findings of our supply chain risk assessment to senior management.

•	We designed and implemented a risk management plan to monitor and track risk mitigation and evaluate supplier relationships.

iv.	Step Four: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain

•	In connection with our due diligence, our Service Provider, on our behalf, utilizes information made available by the CFSI, the LBMA and the RJC concerning independent third-party audits of SORs.

v.	Step Five: Report on supply chain due diligence

•	We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission and make these filings publicly available at www.urbn.com/investor-relations (follow the “SEC Filings” link in the Financial Information section of our website).

c.	Steps to Improve Due Diligence

Urban Outfitters has undertaken to continuously improve upon its supply chain due diligence efforts via the following measures:

•	continue to assess the presence of 3TG in its supply chain;

•	clearly communicate expectations with regard to supplier performance, transparency and sourcing;

•	engage with Suppliers that provided incomplete responses or that did not provide responses for 2015 to help ensure that they provide requested information for 2016; and

•	maintain a high response rate for the RCOI process.

4.	Identified Smelters and Refiners and Country of Origin Information

Urban Outfitters’ efforts to determine the mine and location of origin of 3TG in its supply chain are described in detail in this CMR. Based on the information provided by the responding Suppliers and through our due diligence efforts, we were able to verify the below list of SORs used to produce 3TG in our Suppliers’ products.

Metal	Official Smelter Name	CFSI Certification Status
Gold	Asahi Refining Canada Limited	Compliant
Gold	Heraeus Precious Metals GmbH & Co. KG	Compliant
Gold	Metalor Technologies SA	Compliant
Gold	Umicore Brasil Ltda.	Compliant
Tin	Alpha	Compliant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Active
Tin	Yunnan Tin Group (Holding) Company Limited	Compliant

As used above, “Compliant” means that a SOR was listed as compliant with the CFSI’s assessment protocols, or was indicated as “re-audit in progress.” Compliant SORs were not necessarily compliant for all or part of 2015 and may not continue to be compliant for any future period. “Active” means that the SOR was listed by the CFSI as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement. “Active” SORs have committed to undergo a Conflict-Free Smelter Program audit or are participating in one of the cross-recognized certification programs: the LBMA Responsible Gold Certification or the RJC’s Chain-of-Custody Certification. The status information reflected above is current as of April 27, 2016.

The countries of origin of the 3TG processed by the SORs listed above are believed to include the following countries, none of which are identified as conflict regions or plausible areas of smuggling, export or transit of minerals out of conflict affected regions: Australia, Belgium, Bolivia, Brazil, Canada, Chile, China, Ethiopia, Germany, Hong Kong, Indonesia, Japan, Jersey, Malaysia, Peru, Singapore, Spain, Sweden, Switzerland, Taiwan, Thailand, United Kingdom, and United States.

These countries of origin are derived from information provided by Suppliers on their CMRT or through the outreach, review of information and additional research conducted by our Service Provider.